[MARVELL TECHNOLOGY LETTERHEAD]

July 9, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tim Buchmiller
Joseph McCann

Re:	Marvell Technology Group Ltd.

Definitive Proxy Statement on Schedule 14A

Filed May 29, 2009

File No. 000-30877

Gentlemen:

On behalf of Marvell Technology Group Ltd. (the “Company;” also referred to herein as “we,” “us” and “our”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 8, 2009 relating to our Definitive Proxy Statement on Schedule 14A filed with the Commission on May 29, 2009 (the “2009 Proxy Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2009 Proxy Statement.

1. We refer to comment 5 of our comment letter dated June 30, 2008, and to your response letter dated July 25, 2008 in which you represented to us that in your applicable future filings you would describe your efforts to appoint a non-executive chairman, address the reasons why you have not been able to make such appointment to date and disclose whether you have established any timeline for making the future appointment. We note your disclosure on page 121 of your Form 10-K for the fiscal year ended January 31, 2009 that Dr. Sehat Sutardja remains the Chairman of the Board, and it does not appear that you have addressed the matters raised in comment 5. Accordingly, as requested by our prior comment, to the extent that Dr. Sehat Sutardja remains the Chairman of the Board at the time of your next applicable periodic filing, please disclose in that filing your efforts since May 2007 to appoint a non-executive chairman, address the reasons why you have not been able to make such appointment and indicate whether you have established any timeline for making the future appointment or creating a “Lead Director” position. Also, disclose whether Dr. Sehat Sutardja would retain the Board Chairman position in the event you create a “Lead Director” position. Explain the duties incumbent upon a “Lead Director” and how those duties would compare to those of your Board Chairman. Please also address why the Board is considering this “‘Lead Director” alternative to the May 2007 recommendation of your Board of Directors’ Special Committee Regarding Derivative Litigation to have Dr. Sehat Sutardja remain Chief Executive Officer and a member of your Board of Directors, but step down as Chairman of the Board in favor of a non-executive Chairman, and whether your current Board believes this alternative structure would serve to remediate the material weaknesses in your internal control over financial reporting that you previously reported. Please advise us in which future filing you intend to include the requested disclosure.

Response:

We respectfully advise the Staff that, as previously disclosed on our periodic reports, in May 2007, following the initial recommendation by the Special Committee Regarding Derivative Litigation (the “Special Committee”), the Implementation Committee appointed by our Board of Directors in April 2007 (the “Implementation Committee”) concluded that it would be appropriate to adopt the Special Committee’s recommendation that the Company appoint a non-executive Chairman. Since that time, the composition of the Board of Directors (the “Board”) has changed – two of the three independent directors that comprised the Implementation Committee are no longer members of the Board, and two of the current independent directors were not members of the Board in May 2007. As previously disclosed in our periodic reports (see, e.g., the Form 10-Q for the quarter ended August 2, 2008 at page 40), our Board has been evaluating the roles of independent directors in the governance of the Company, in order to determine whether to designate an independent director either as a non-executive Chairman or a non-executive Lead Director with responsibilities substantially similar to a Chairman as defined below.

We supplementally advise the Staff that the Board as a whole has determined that, at this time, replacing Dr. Sehat Sutardja as Chairman with another director is not in the best interests of the Company, given his pivotal role in the Company’s operations and strategic direction, and due to issues of perception among customers and suppliers, particularly in Asia. Instead, the independent directors of the Board have unanimously agreed that a non-executive Lead Independent Director combined with an executive Chairman is the most appropriate structure to oversee and set the strategy for the Company at this time. Accordingly, on April 30, 2009, the Board, upon the recommendation of the Nominating and Governance Committee of the Board (comprised of all of the independent directors), revised our Corporate Governance Guidelines and Practices (the “Guidelines”) to provide for the position and duties of a Lead Independent Director and the independent directors of the Board appointed Board member Arturo Krueger as Lead Independent Director. Dr. Sutardja continues to serve as the executive Chairman of the Board.

We announced in the 2009 Proxy Statement that our independent directors had appointed Mr. Krueger to serve as Lead Independent Director. The Guidelines, setting forth the duties and responsibilities of the Lead Independent Director, are posted on our website. This information, including the web address of the Guidelines (www.marvell.com/investors/governance.jsp), appears on page 8 of the 2009 Proxy Statement.

The duties of our Lead Independent Director, as enumerated in the Guidelines, include the following: (i) develop the agenda for, and moderate executive sessions of the Board’s independent directors; (ii) help promote good communication between the independent directors and the

Chairman of the Board and/or the Chief Executive Officer; (iii) chair the meetings of the Board in the absence of the Chairman; (iv) make recommendations to the Chairman of the Board regarding the appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with the flow of our operations; (v) jointly with the Chairman of the Board set agendas for Board meetings and make recommendations to the Chairman of the Board regarding the structure of Board meetings; (vi) make recommendations to the Chairman of the Board in assessing the quality, quantity and timeliness of the flow of information from our management that is necessary for the independent directors to effectively and responsibly perform their duties; and (vii) coordinate with the Nominating and Governance Committee and corporate counsel to promote a thorough annual self-assessment by the Board and its committees.

In the Form 10-K for the fiscal year ended January 31, 2009, we reported that in the fourth quarter ended January 31, 2009, we completed testing of the design and operating effectiveness of our internal controls to demonstrate their operating effectiveness over a period of time sufficient to support our conclusion that, as of January 31, 2009, we had remediated the previously reported material weakness in our internal control over financial reporting.

Conclusion

In connection with responding to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at 408-222-8389 or James Laufman at 408-222-8440. In addition, we would request that you provide a facsimile of any additional comments you may have to me at 408-222-1917 or James Laufman at 408-222-9177.

Thank you for your assistance.

Very truly yours,

/s/ Clyde R. Hosein
Clyde R. Hosein
Chief Financial Officer
Marvell Technology Group Ltd.